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EXHIBIT 99.1

AGENDA 1: APPROVAL ON A SALE OF TREASURY SHARES TO ESOA(EMPLOYEE STOCK OWNERSHIP
          ASSOCIATION)

WITH REGARD TO OFFERING ESOP (EMPLOYEE STOCK OWNERSHIP PLAN)2006, POSCO RESOLVED A SALE OF TREASURY SHARES AS FOLLOWS;

1. SALE OF TREASURY SHARES TO THE ESOA

     -    NUMBER OF SHARES: 910,360 ORDINARY SHARES

     -    SALE METHOD: OVER-THE-COUNTER TRANSACTION

     -    DATE OF SALE: JULY 26, 2006

AGENDA 2: FY2006 INTERIM DIVIDENDS PAYOUT

POSCO RESOLVED TO PAY OUT INTERIM DIVIDENDS AS FOLLOWS:

1. INTERIM DIVIDENDS PER SHARE: 2,000 WON/SHARE IN CASH

2. TOTAL AMOUNT OF INTERIM DIVIDENDS: 155.56 BILLION WON

3. PAYMENT DATE: AUGUST 4, 2006 (BASED ON SEOUL)